EXHIBIT 99.1

Crucell Announces Third Quarter 2003 Results

LEIDEN, The Netherlands, Oct. 13, 2003 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) today announced its financial results for the third quarter of 2003. Crucell's revenues for the third quarter 2003 were 1.2 million (US$ 1.4 million) compared to 2.0 million (US$ 2.3 million) for the same quarter in 2002. Operating costs for the third quarter of 2003 are 9.8 million (US$ 11.4 million), compared to 9.4 million (US$ 10.9 million) for the same period last year. Net loss for the third quarter was 7.2 million (US$ 8.3 million), compared to 6.5 million (US$ 7.6 million) for the same quarter of last year.

Revenues for the first nine months of 2003 were 4.5 million (US$ 5.2 million), compared to 7.0 million (US$ 8.1 million) for the same period in 2002. The decrease versus last year is attributable to a reduction in revenues from antibody related services and contract manufacturing. Lower operating expenses have offset lower revenues for the first nine months of 2003. Net loss for the first nine months of 2003 was 17.0 million (US$ 19.7 million), compared to 18.0 million (US$ 20.9 million) for the same period in 2002. Cash and cash equivalents decreased by 16.8 million (US$ 19.5 million), compared to 10.0 million (US$ 11.6 million) in the previous year, primarily due to a decrease in cash received from sale-and-lease-back transactions in fiscal 2003.

Highlights Third Quarter 2003

 -- Crucell and Kimron Veterinary Institute announced the
    anticipated approval of a PER.C6(TM)-based West Nile virus veterinary vaccine for geese in Israel in early 2004.

 -- Joint Crucell and Harvard Medical School study demonstrated potential of new vaccine delivery system for diseases like
    HIV/AIDS.

 -- Crucell and GeneMax signed a PER.C6(TM) production technology license in the field of gene delivery to advance GeneMax's clinical trials.

 -- Crucell and Novavax announced vaccine-manufacturing services based on PER.C6(TM) technology. Novavax also signed a license agreement to use the PER.C6(TM) technology for research in two vaccines.

 -- Scientists at the National Institutes of Health (NIH) Vaccine
    Research Center and the United States Army Research Institute
    of Infectious Diseases (USAMRIID) published results in Nature suggesting that humans may be protected from Ebola with a
    single vaccine injection. Crucell is working in collaboration with the NIH to develop a vaccine against the Ebola virus.

Key Figures Third Quarter 2003 (million, except net loss per share)

          Q3 2003    % change    Q3 2002
 Revenues 1.2         (40%)       2.0
 Net loss  (7.2)      (10%)      (6.5)
 Net loss
 per share
 (basic and
 diluted)  (0.20)     (11%)      (0.18)

Cash and cash equivalents on September 30, 2003 and December 31, 2002 93.8 110.6

Details of the Financial Results

Revenues

Crucell revenues for the third quarter of 2003 were 1.2 million (US$ 1.4 million), compared to 2.0 million (US$ 2.3 million) in the same quarter last year. License revenues in the third quarter of 2003 amounted 0.9 million (US$ 1.1 million), compared to 1.5 million (US$ 1.7 million) in the third quarter of 2002.

Revenues in the third quarter consisted of upfront payments from new contracts as well as annual and other payments on existing contracts. Existing licenses with Rhein Biotech N.V., GTI Inc., a Novartis company, and Genexine Co. Ltd were not renewed. In October 2000, Merck & Co. Inc. entered into an exclusive license agreement to use Crucell's PER.C6(TM) technology to develop vaccines for HIV/AIDS. In addition Merck obtained an option for exclusivity in three other fields. Of these options, Merck elected to extend the option for exclusivity for Hepatitis C virus vaccines.

Government grants and other revenues amounted to 0.3 million (US$ 0.3 million) in the third quarter of 2003, compared to 0.5 million (US$ 0.6 million) in the same quarter in 2002.

In the past, the Company has experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

Results

The net loss for the third quarter of 2003 was 7.2 million (US$ 8.3 million), or 0.20 net loss per share (US$ 0.23), compared to a net loss of 6.5 million (US$ 7.6 million), or 0.18 net loss per share (US$ 0.21) for the third quarter of 2002.

Total research and development expenses in the third quarter 2003 increased to 6.6 million (US$ 7.7 million), from 6.2 million (US$ 7.1 million) in the third quarter of 2002. Selling, general and administrative expenses were 2.3 million (US$ 2.6 million), down from 2.6 million (US$ 3.0 million) during the same quarter in 2002.

Cash Flow and Cash Position

Cash decreased by 16.8 million (US$ 19.5 million) in the first nine months of 2003. This represents an increased use of cash of 6.8 million (US$ 7.9 million), compared to the same period in 2002. The Company received 0.9 million (US$ 1.1 million) proceeds from sale-lease-back transactions, compared to 4.6 million (US$ 5.3 million) of proceeds received during the same period last year. This is the primary cause of increased cash burn during the first nine months of 2003.

Net cash used in operating activities in the first nine months of 2003 was 16.7 million (US$ 19.4 million), compared to 12.8 million (US$ 14.8 million) in the same period in 2002. Investments in plant and equipment amounted to 2.1 million (US$ 2.4 million) in the first nine months of 2003, compared to 2.3 million (US$ 2.6 million) in the first nine months of 2002. During the nine months ended September 30, 2003, the Company's GMP production plant was remodeled to produce the Ebola virus vaccine and Crucell began construction of a BSL-3 (Biologics Safety Level-3) laboratory, which is expected to be completed in October 2003. Also, a process development facility is under construction and scheduled for completion in the first quarter of 2004.

The Company's cash and cash equivalents amount to 93.8 million (US$ 108.8 million) on September 30, 2003.

The Company is expected to reach profitability once products based on Crucell's production technology are brought to market.

Note: Euros are converted to US Dollars at September 30, 2003 exchange rate of 1.1594.

About Crucell

Crucell N.V. is a biotechnology company dedicated to developing biopharmaceuticals that combat infectious diseases. Toward this aim, Crucell develops vaccines and antibodies and licenses its PER.C6(TM) production technology to pharmaceutical and biotechnology companies worldwide. Crucell has partnered with the U.S. National Institutes of Health (NIH) for the development of an Ebola vaccine, and is also developing West Nile and Influenza vaccines based on PER.C6(TM). The company's licensees include Merck & Co. Inc., for its HIV vaccine, GSK, Centocor/J&J and Aventis. Crucell has an alliance with contract manufacturer DSM Biologics for the large-scale production of monoclonal antibodies and recombinant proteins based on Crucell's PER.C6(TM) technology. Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the PDF version of the release, including financial tables, please click on the link below:

http://hugin.info/132631/R/920262/123892.pdf

CONTACT:  Crucell N.V.
          Leonard Kruimer
          Chief Financial Officer
          Tel. +31-(0)71-524 8722
          l.kruimer@crucell.com

          Louise Dolfing
          Manager Communications
          Tel. +31-(0)71-524 8863
          l.dolfing@crucell.com